Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Members
UCHealth Partners LLC:

We consent to the incorporation by reference in the registration statement (No. 333-196997) on Form S-8 of Adeptus Health Inc. and subsidiaries of our report dated March 30, 2016, with respect to the consolidated balance sheet of UCHealth Partners LLC and its subsidiaries as of December 31, 2015, and the related consolidated statement of income, changes in members’ equity, and cash flows for the period from April 20, 2015 through December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K/A of Adeptus Health Inc. and subsidiaries.

/s/ KPMG LLP

Dallas, Texas

March 30, 2016